07021494

February 20, 2007

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 016/2007**

  Subject: Notification of the Book Closing for Interest Payment and Principal for the last period of AIS073A and suspending of AIS073A, and Book Closing for Interest Payment of AIS093A and AIS093B

  Date: February 20, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tenvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

PROCESSED

MAR 0 7 2007

THOMSON
FINANCIAL

Faithfully yours,

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
February 20, 2007

AIS-CP 016/2007

February 20, 2007

Subject: Notification of the Book Closing for Interest Payment and Principal for the last period of AIS073A and suspending of AIS073A, and Book Closing for Interest Payment of AIS093A and AIS093B

To: The President
The Stock Exchange of Thailand

Refer to:
1. The Letter No.IVS.IB 07/0788 of TMB Bank Plc. on February 19, 2007
2. The Letter No.IVS.IB 07/0783 of TMB Bank Plc. on February 19, 2007
3. The Letter No.IVS.IB 07/0785 of TMB Bank Plc. on February 19, 2007

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment and principal for the last period of AIS073A for redemption and suspended trading of AIS073A, the details are shown in the referenced letter no.1 and the Company will close the registered book for interest payment of AIS093A and AIS093B, the details are shown in the referenced letter no. 2 and 3.

Summary Translation Letter
To the Stock Exchange of Thailand
February 20, 2007

Referenced Letter No. 1

IVS.IB 07/0788

February 19, 2007

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Closing the registered book for redemption and suspended trading of AIS073A

We, TMB BANK Public Company Limited.,as a Registrar & Paying Agent of Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2002, DUE 2007 would like to announce that the registered book of redemption on AIS073A will be closed from 12.00 on March 7, 2007 for the right to receive the interest and principal for the last period which will be paid on March 21, 2007 with interest rate 5.25 % from the period of December 21, 2006 to March 20, 2007 for 90 days and principal repayment at THB.1,000.00 per unit. Therefore, to comply with the settlement and securities transfer system, AIS has asked the SET to suspend trading of AIS073A effective between March 1, 2007 to March 21, 2007 and delisted from SET since March 22, 2007 onwards.

The further details of the redemption are as follows;

- In case that bondholders would like to redeem by themselves, they should contact Registrar at TMB Bank Plc. Silom Soi 7 Branch Computer Building 2nd Floor, Silom Road, Bangrak, Bangkok 10500 and will get principal and interest by cheque from 19-21 March,2007

- In case that the redemption process was done by registered mail, bondholders should send their debenture certificates by registered mail to Registrar at TMB Bank Plc. Silom Soi 7 Branch Computer Building 2nd Floor, Silom Road, Bangrak, Bangkok 10500 within March 7,2007. Upon Receipt the registrar will deliver cheque of principal and interest via registered mail within March 15, 2007 at their address which are in the registrar book at 12.00 hours of March 7, 2007

Summary Translation Letter
To the Stock Exchange of Thailand
February 20, 2007

Referenced Letter No. 2

IVS.IB.07/0783

February 19, 2007

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS093A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2002, DUE 2009 would like to announce that the registered book of AIS093A will be closed from 12.00 on March 7, 2007 for the right to receive the interest for the period # 10. AIS093A will be paid the interest on March 21, 2007 with interest rate 6.25 % from the period of September 21, 2006 to March 20, 2007 for 181 days.

Referenced Letter No.3

IVS.IB.07/0785

February 19, 2007

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS093B

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2002, DUE 2009 would like to announce that the registered book of AIS093B will be closed from 12.00 on March 7, 2007 for the right to receive the interest for the period # 10. AIS093B will be paid the interest on March 21, 2007 with interest rate 6.60 % from the period of September 21, 2006 to March 20, 2007 for 181 days and principal repayment at THB. 166.6667 per unit

END